UNITED STATES OF AMERICA
            BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.



_________________________________

IN THE MATTER OF
NATIONAL FUEL GAS COMPANY                      CERTIFICATE
FILE NO. 70-8975                               PURSUANT TO
                                               RULE 24

(Public Utility Holding Company
Act of 1935)
_________________________________


          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the purposes represented by the Declaration, as amended, of National Fuel Gas Company ("National"), in the above file, and pursuant to the Order dated February 18, 1997 of the Securities and Exchange Commission with respect thereto.

         On April 4, 1997, the Compensation Committee of the Board of Directors of National awarded stock options pertaining to 327,070 shares of National's common stock pursuant to the National Fuel Gas Company 1997 Award and Option Plan ("Plan"), to the following 64 individuals:


                 Name            Number of options granted

             J. A. Beck                 22,000
             R. J. Kreppel              10,000
             J. R. Pustulka             10,000
             W. A. Ross                 10,000
             R. J. Tanski               10,000
             D. F. Smith                22,000
             D. J. Seeley               22,000
             W. E. DeForest             22,000
             R. W. Wilcox               10,000
             C. M. Carlotti              7,500
             A. M. Cellino              10,000
             R. E. Klein                 5,000
             J. F. Kronenwetter          5,000
             J. D. Ramsdell             10,000
             S. Wagner                   7,500
             R. J. Wright               10,000
             C. L. Donelson              2,000
             R. J. Grabowski             2,000
             B. D. Heine                 2,000
             M. P. Kasprzak              1,500
             R. C. Kraemer               2,000
             C. W. Lee                   1,320
             R. G. Leone                 1,000
             J. J. Loesch                2,000
             G. C. Reming                2,000
             T. R. Roseler               2,000
             D. P. Rynkowski             2,000
             J. S. Smyczynski            2,000
             J. Solomon                  2,000
             W. M. Petmecky              7,500
             D. A. Brown                 5,000
             J. F. McKnight              7,500
             E. E. Wassell               7,500
             C. H. Friedrich             5,000
             R. T. Evans                 5,000
             B. L. McMahan               5,000
             P. M. Ciprich               3,500
             L. J. Taylor                1,500
             D. L. DeCarolis             2,000
             L. A. Giermek               1,000
             J. H. Samonsky              1,000
             J. R. Banttari              7,500
             L. H. Cichowski             4,000
             S. B. Gorham                4,000
             G. E. Klefstad              7,500
             T. L. Atkins                2,500
             S. J. Conley                2,000
             R. I. Garcia                2,000
             J. G. Kadlecek              2,000
             D. P. Lovingfoss            2,000
             C. D. Mento                 1,250
             J. R. Rau                   1,250
             J. L. Wilkins               1,250
             R. C. Williams              1,250
             T. L. Ransel                1,250
             R. C. Fiorella              3,000
             J. W. Lesch                 4,000
             H. T. Rose                  1,000
             R. W. Sprague               3,000
             W. P. Voskamp               3,000
             K. A. White                 1,250
             F. M. Neese                 1,250
             T. R. Alburger              1,250
             C. E. King                  1,250


          In witness WHEREOF, National has caused this certificate to be executed this 8th day of July, 1997


                                By /s/ Philip C. Ackerman
                                       Philip C. Ackerman
                                     Senior Vice President